Exhibit (a)(5)
A registration statement relating to the securities proposed to be issued in the Offer (as defined below) has been filed with the Securities and Exchange Commission but has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time the registration statement becomes effective. This announcement is not an offer to sell or the solicitation of an offer to buy such securities nor shall there be any sale thereof in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Banner Acquisition, Inc. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Exchange
Each Outstanding Share of Common Stock
(together with the associated preferred stock purchase rights)
of
Inamed Corporation
for
$84.00 in Cash
or
0.8498 of a Share of Common Stock of Allergan, Inc.
(together with the associated preferred stock purchase rights), at the election of tendering holders of Inamed Common Stock, subject in each case, to the proration and election procedures
described in the prospectus and the related letter of election and transmittal by
Banner Acquisition, Inc.
a wholly owned subsidiary of
Allergan, Inc.
     Banner Acquisition, Inc. (“Offeror”), a newly formed, wholly owned subsidiary of Allergan, Inc. (“Allergan”), is offering to exchange for each outstanding share of common stock of Inamed Corporation (“Inamed”), par value $0.01 per share (including the associated preferred stock purchase rights, the “Inamed Shares”), validly tendered pursuant to the Offer and not properly withdrawn,:
•	$84.00 in cash, without interest, or

•	0.8498 of a share of Allergan common stock (including the associated preferred stock purchase rights), at the election of the holder of such Inamed Share, and subject in each case to the proration and election procedures described in the Prospectus and the accompanying Letter of Transmittal (each term as defined below).
     Elections of Inamed stockholders are subject to proration as described in the Prospectus so that 45% of the aggregate Inamed Shares tendered will be exchanged for cash and 55% of the aggregate Inamed Shares tendered will be exchanged for shares of Allergan common stock. In addition, Inamed stockholders who otherwise would be entitled to receive a fraction of a share of Allergan common stock, will instead receive an amount in cash (without interest) equal to such holder’s respective proportionate interest in the proceeds from the sale of the aggregated fractional shares of Allergan common stock issued pursuant to the Offer.
     The Offer is made upon the terms and subject to the conditions set forth in the prospectus, dated November 21, 2005 (the “Prospectus”), and in the related letter of election and transmittal for Inamed Shares (the “Letter of Transmittal,” and which together with the Prospectus, as each may be amended or supplemented or otherwise modified from time to time, constitute the “Offer”).
     Tendering Inamed stockholders of record who tender directly will not be charged brokerage fees or commissions or, subject to the instructions in the Letter of Transmittal, transfer taxes on the exchange of Inamed Shares pursuant to the Offer. Tendering stockholders who hold their Inamed Shares through a bank, broker or other nominee should consult such institution as to whether it charges any service fees. Allergan or Offeror will pay all charges and expenses incurred in connection with the Offer by Wells Fargo Bank, N.A., the Exchange Agent, MacKenzie Partners, Inc., the Information Agent, and Morgan Stanley & Co. Incorporated, the Dealer Manager.
     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 20, 2005, UNLESS EXTENDED, AMENDED OR TERMINATED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

     The purpose of the Offer is for Allergan to acquire control of, and ultimately the entire equity interest in, Inamed. The Offer is the first step in Allergan’s plan to acquire all of the equity interests in Inamed. Allergan intends promptly after completion of the Offer to seek to consummate a merger of Offeror with and into Inamed, with Inamed surviving the Merger (this merger is referred to as the “Inamed Merger”, and Inamed after the Inamed Merger is sometimes referred to as the “Surviving Corporation”). The purpose of the Inamed Merger is for Allergan to acquire all Inamed Shares not acquired in the Offer. After the Inamed Merger, the Surviving Corporation will be a wholly owned subsidiary of Allergan and the former Inamed stockholders will no longer have any ownership interest in the Surviving Corporation.
     Allergan believes that the proposed business combination of Allergan and Inamed would be more favorable to Inamed stockholders than the proposed merger of Inamed and Medicis Pharmaceutical Corporation previously announced on March 21, 2005. Based on the closing prices of Medicis common stock on the NASDAQ National Market on November 14, 2005, the last full trading day before the public announcement of Allergan’s proposal to acquire Inamed, the Medicis transaction would have had a value of $72.15 per Inamed Share. As of the same date, Allergan’s Offer has a value of $84.00 per Inamed Share, which represents a premium, as of November 14, 2005, of $11.85 per Inamed Share, or approximately 16%, over the value of the proposed Medicis transaction and a premium of approximately 27% over the value of an Inamed Share as of March 20, 2005, the day prior to the announcement of the proposed Medicis transaction.
     The Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn prior to the expiration of the Offer at least a majority of the outstanding Inamed Shares (on a fully diluted basis), (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable similar foreign laws or regulations, (iii) Offeror being reasonably satisfied with the results of its confirmatory diligence review of Inamed, (iv) either (a) the Medicis Merger Agreement shall have been terminated, or (b) the vote of Inamed stockholders on the Medicis Merger shall not have occurred, and Offeror shall be satisfied in its reasonable judgment that upon consummation of the Offer, Offeror will have the ability to vote sufficient Inamed Shares to assure rejection of the Medicis Merger, (v) Offeror being satisfied, in its reasonable judgment, that the Inamed stockholder rights agreement does not apply to the Offer or the Inamed Merger, (vi) Offeror being satisfied, in its reasonable judgment, that Section 203 of the Delaware General Corporation Law does not apply to the Offer or the Inamed Merger, and (vii) the Registration Statement filed with the Securities and Exchange Commission, relating to the shares of Allergan common stock to be issued in the Offer, shall have become effective. The Offer also is subject to other terms and conditions specified in the Prospectus.
     Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will accept for exchange, and will exchange, Inamed Shares validly tendered and not properly withdrawn promptly after the expiration date. In all cases, exchanges of Inamed Shares tendered and accepted for exchange pursuant to the Offer will be made only after timely receipt by the Exchange Agent of certificates for those Inamed Shares, or a confirmation of a book-entry transfer of those Inamed Shares into the Exchange Agent’s account at The Depository Trust Company, a properly completed and duly executed Letter of Transmittal, or an agent’s message in connection with a book-entry transfer, and any other required documents.
     For purposes of the Offer, Offeror will be deemed to have accepted for exchange Inamed Shares validly tendered and not properly withdrawn if and when Offeror notifies the Exchange Agent of such acceptance. The Exchange Agent will deliver any cash and shares of Allergan common stock issuable in exchange for Inamed Shares validly tendered and accepted pursuant to the Offer and any cash (without interest) payable with respect to fractional shares of Allergan common stock issued pursuant to the Offer as soon as practicable after receipt of such notice. The Exchange Agent will act as the agent for tendering Inamed stockholders for the purpose of receiving cash and shares of Allergan common stock from Offeror and transmitting such cash and stock to the tendering Inamed stockholders.
     Inamed stockholders may elect to receive cash or shares of Allergan common stock, subject to the election and proration procedures described in the Prospectus, by indicating their tender offer elections in the applicable section of the Letter of Transmittal. Inamed stockholders are not required to exchange all of their Inamed Shares for one form of consideration or the other. Instead, if they own more than one Inamed Share, they may elect to receive cash in exchange for some of their Inamed Shares and shares of Allergan common stock in exchange for the remainder of their Inamed Shares. Inamed stockholders who want to change their tender offer elections after tendering Inamed Shares, must first withdraw the tendered shares and then, prior to the expiration date, re-tender the Inamed Shares with a new Letter of Transmittal indicating the revised election.
     Inamed stockholders will not receive any interest on any cash that Offeror pays in the Offer, even if there is a delay in making the exchange.
     The U.S. federal income tax consequences to Inamed stockholders who receive their shares of Allergan common stock and/or cash in exchange for Inamed Shares will generally be as follows: (I) an Inamed stockholder who exchanges all of its Inamed Shares for shares of Allergan common stock in the Offer and/or the Inamed Merger, will not recognize any gain or loss from the exchange, except with respect to cash received in lieu of fractional shares of Allergan common stock; (II) an Inamed stockholder who exchanges all of its Inamed Shares for cash in the Offer and/or Inamed Merger, generally will recognize gain or loss in the exchange equal to the difference between the aggregate amount of cash received for the Inamed Shares and the stockholder’s tax basis in those Inamed Shares; and (III) an Inamed stockholder who exchanges its Inamed Shares for both shares of Allergan common stock and cash in the Offer and/or the Inamed Merger will recognize gain, but not loss in the exchange, equal to the lesser of (a) the amount of cash received in the transaction and (b) the amount of gain realized in the transaction. The amount of gain that is realized in the exchange will equal the excess of (i) the sum of the cash plus the fair market value of the Allergan common stock received in the exchange over (ii) the tax basis of the Inamed Shares surrendered in the transaction. The foregoing is a general summary only and stockholders in special situations may have different treatment.
     Offeror expressly reserves the right to extend the period of time during which the Offer remains open at any time or from time to time, in its sole discretion. Offeror can extend the Offer by giving oral or written notice of the extension to the Exchange Agent and publicly announcing such extension as described below. During any extension, all Inamed Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of each Inamed stockholder to withdraw his or her Inamed Shares.
     Subject to applicable rules and regulations of the Securities and Exchange Commission, Offeror also reserves the right, in its sole discretion, to at any time or from time to time: (I) extend the Offer for up to two additional five-business day periods if less than 90% of the total Inamed Shares on a fully diluted basis have been validly tendered and not properly withdrawn at the otherwise scheduled expiration date; (II) terminate the Offer, if any of the conditions of the Offer are not satisfied prior to the expiration date; (III) waive any condition identified as subject to waiver; or (IV) otherwise to amend the Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Exchange Agent.
     Offeror will make a public announcement as promptly as practicable after any extension, delay, termination, waiver or amendment. In the case of an extension, any related announcement will be issued no later than 9:00 A.M., New York City time, on the first business day following the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to Inamed stockholders in connection with the Offer be promptly sent in a manner reasonably designed to inform them of that change) and without limiting the manner in which Offeror may choose to make any public announcement, Offeror assumes no obligation to publish, advertise or otherwise communicate any public announcement of this type other than by issuing a press release to the Dow Jones News Service.
     Tenders of Inamed Shares may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders and the related tender offer elections are irrevocable, except that they may be withdrawn at any time after Friday, January 20, 2006, unless theretofore accepted for payment as provided in the Prospectus. For a withdrawal of Inamed Shares to be effective, a written notice or facsimile transmission notice of withdrawal containing the information and satisfying the requirements set forth in the Prospectus must be timely received by the Exchange Agent at one of its addresses set forth on the back cover of the Prospectus.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Prospectus and is incorporated herein by reference.
     Allergan is requesting that Inamed provide Allergan and Offeror with Inamed’s stockholder list and security position listings for the purpose of disseminating the Offer to stockholders. The Prospectus, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Inamed Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Inamed stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Inamed Shares.
     The Prospectus and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer. Such documents may be obtained without charge at the web site of the Securities and Exchange Commission at www.sec.gov or at Allergan’s website at www.allergan.com.
     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Stockholders may request additional copies of the Prospectus, the Letter of Transmittal and other tender offer materials from the Information Agent, the Dealer Manager or such stockholder’s broker, dealer, commercial bank or trust company. Such additional copies will be furnished at Allergan’s expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent and the Dealer Manager) for soliciting tenders of Inamed Shares pursuant to the Offer.
The Information Agent for the Offer is:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 Call Collect
or
Call Toll-Free (800) 322-2885
email: proxy@mackenziepartners.com
The Dealer Manager for the Offer is:
Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
(800) 624-1808
November 21, 2005